Exhibit 11

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2005	2004	2005	2004
Net income (loss) applicable to
common shareholders	$(237,952)	$182,619	$(1,758,188)	$(1,390,756)

Determination of shares:
Weighted average common shares
outstanding (basic)	3,727,589	3,727,589	3,727,589	3,727,589
Assumed conversion of stock options	--	--	--	--

Weighted average common shares
outstanding (diluted)	3,727,589	3,727,589	3,727,589	3,727,589

Basic income (loss) per share	$(0.06)	$0.05	$(0.47)	$(0.37)

Diluted income (loss) per share	$(0.06)	$0.05	$(0.47)	$(0.37)